Exhibit 77Q-1
Beginning July 1, 2013, and through June 30, 2015, the advisor has contractually agreed to waive its fee and/or reimburse the Fund for expenses incurred (excluding acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain the Funds total annual operating expenses as a percentage of average net assets at 1.40% for Class A shares, 2.05% for Class C shares and 1.05% for Class I shares. This contractual agreement can be amended or terminated at any time by agreement of the Fund and the advisor and will terminate automatically in the event of termination of the investment advisory agreement between the Fund and the Advisor.